Subject to Completion Preliminary Term Sheet dated April 17, 2015	Filed Pursuant to Rule 433 Registration Statement No. 333-202524 (To Prospectus dated March 5, 2015, Prospectus Supplement dated March 5, 2015 and Product Supplement STOCK ARN-1 dated March 5, 2015)

Units	Pricing Date*	April , 2015
$10 principal amount per unit	Settlement Date*	April , 2015
CUSIP No.	Maturity Date*	June , 2016
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to a

Basket of Three Financial Sector Stocks

▪	Maturity of approximately 14 months

▪	3-to-1 upside exposure to increases in the Basket, subject to a capped return of [12% to 16%]

▪	The Basket will be approximately equally weighted and comprised of Citigroup Inc., JPMorgan Chase & Co., and Wells Fargo & Company (the "Basket Stocks")

▪	1-to-1 downside exposure to decreases in the Basket, with 100% of your investment at risk

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement STOCK ARN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.40 and $9.80 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)	$ 10.00	$
Underwriting discount(1)(2)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

April    , 2015

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

Summary

The Accelerated Return Notes® Linked to a Basket of Three Financial Sector Stocks, due June , 2016 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Market Measure, which is the basket of three financial sector stocks described below (the “Basket”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination

Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	An approximately equally weighted basket of three financial sector stocks comprised of Citigroup Inc. (NYSE Symbol: “C”), JPMorgan Chase & Co. (NYSE Symbol: “JPM”), and Wells Fargo & Company (NYSE Symbol: “WFC”) (each, a “Basket Stock”).
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described in "The Basket" section below.
Participation Rate:	300%
Capped Value:	[$11.20 to $11.60] per unit, which represents a return of [12% to 16%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled trading day immediately preceding the maturity date.
Price Multiplier:	1, for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-19 of product supplement STOCK ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪	Product supplement STOCK ARN-1 dated March 5, 2015: https://www.sec.gov/Archives/edgar/data/83246/000114420415014389/v403696_424b2.htm

▪	Prospectus supplement dated March 5, 2015: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▪	Prospectus dated March 5, 2015: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the level of the Basket will increase moderately from the Starting Value to the Ending Value.

▪     You accept that your investment will result in a loss, which could be significant, if the level of the Basket decreases from the Starting Value to the Ending Value.

▪     You accept that the return on the notes will be capped.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Basket.

▪     You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You believe that the level of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek principal repayment or preservation of capital.

▪     You seek an uncapped return on your investment.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the Basket Stocks.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.40 per unit (the midpoint of the Capped Value range of [$11.20 to $11.60]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value and term of your investment.

The following table is based on the Starting Value of 100, the Participation Rate of 300% and a hypothetical Capped Value of $11.40 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.40(2)	14.00%
110.00	10.00%	$11.40	14.00%
120.00	20.00%	$11.40	14.00%
130.00	30.00%	$11.40	14.00%
140.00	40.00%	$11.40	14.00%
150.00	50.00%	$11.40	14.00%
160.00	60.00%	$11.40	14.00%

(1)	The Starting Value will be set to 100.00 on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent hypothetical levels of the Basket, see “The Basket” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.00
= $10.60 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.40 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Basket Stocks. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “—Risks Relating to All Note Issuances.”

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-13 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the prices of the Basket Stocks may offset each other.

▪	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and are not responsible for any disclosure made by any Underlying Company.

Accelerated Return Notes®	TS-6

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

▪	The payments on the notes will not be adjusted for all corporate events that could affect a Basket Stock. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page PS-19 of product supplement STOCK ARN-1.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-33 of product supplement STOCK ARN-1.

Additional Risk Factors

The stocks included in the Basket are all concentrated in one sector. All of the Basket Stocks are issued by companies in the financial sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the financial services sector, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the financial sector may reduce your return on the notes. All of the Basket Stocks are issued by companies whose primary lines of business are directly associated with the financial services sector. The profitability of these companies is largely dependent on the availability and cost of capital funds, and can fluctuate significantly, particularly when market interest rates change. Credit losses resulting from financial difficulties of these companies’ customers can negatively impact the sector. In addition, adverse economic, business, or political developments affecting the U.S., including with respect to the insurance sector, or to real estate and loans secured by real estate, could have a major effect on the value of the Basket. As a result of these factors, the value of the notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the financial services sector.

Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes. In recent years, economic conditions in the U.S. have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the performance of the Basket. As a result, the value of the Basket may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-sectors of the financial services sector. This in turn could adversely impact the market value of the notes and decrease the Redemption Amount.

Accelerated Return Notes®	TS-7

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section “The Basket Stocks” below. Each Basket Stock will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs—Basket Market Measures” beginning on page PS-25 of product supplement STOCK ARN-1.

If April 10, 2015 were the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Stock	Bloomberg Symbol	Initial Component Weight	Closing Price(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
Citigroup Inc.	C	33.33%	52.43	0.63570475	33.33
JPMorgan Chase & Co.	JPM	33.33%	61.70	0.54019449	33.33
Wells Fargo & Company	WFC	33.34%	54.32	0.61377025	33.34
				Starting Value	100.00

(1)	The actual Closing Market Price of each Basket Stock and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described below. The actual Closing Market Price and Component Ratio of each Basket Stock will be set forth in the final term sheet that will be made available in connection with sales of the notes.

(2)	These were the Closing Market Prices of the Basket Stocks on April 10, 2015.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on April 10, 2015 and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-26 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-8

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket from January 2008 through March 2015. The graph is based upon actual month-end historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-9

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. Neither we nor any of our affiliates have participated or will participate in the preparation of the Underlying Companies’ publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through April 10, 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Citigroup Inc.

Citigroup Inc. is a financial services holding company that provides a range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services. This Basket Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “C.” The company’s CIK number is 831001.

		High ($)	Low ($)
2008	First Quarter	296.90	186.20
	Second Quarter	268.10	167.60
	Third Quarter	211.20	140.30
	Fourth Quarter	230.00	37.70

2009	First Quarter	74.60	10.20
	Second Quarter	40.20	26.80
	Third Quarter	52.30	25.90
	Fourth Quarter	50.00	32.00

2010	First Quarter	43.10	31.50
	Second Quarter	49.70	36.30
	Third Quarter	43.00	36.60
	Fourth Quarter	48.10	39.50

2011	First Quarter	51.30	43.90
	Second Quarter	46.00	36.81
	Third Quarter	42.88	23.96
	Fourth Quarter	34.17	23.11

2012	First Quarter	38.08	28.17
	Second Quarter	36.87	24.82
	Third Quarter	34.79	25.24
	Fourth Quarter	40.17	32.75

2013	First Quarter	47.60	41.15
	Second Quarter	53.27	42.50
	Third Quarter	53.00	47.67
	Fourth Quarter	53.29	47.67

2014	First Quarter	55.20	46.34
	Second Quarter	49.58	45.68
	Third Quarter	53.66	46.90
	Fourth Quarter	56.37	49.68

2015	First Quarter	54.26	46.95
	Second Quarter (through April 10, 2015)	52.43	51.52

Accelerated Return Notes®	TS-10

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

JPMorgan Chase & Co.

JPMorgan Chase & Co. provides financial services and retail banking. The company provides services such as investment banking, treasury and securities services, asset management, private banking, card member services, commercial banking, and home finance. The company serves business enterprises, institutions, and individuals. This Basket Stock trades on the NYSE under the symbol “JPM.” The company’s CIK number is 19617.

		High ($)	Low ($)
2008	First Quarter	48.25	36.48
	Second Quarter	49.25	34.31
	Third Quarter	48.24	31.02
	Fourth Quarter	49.85	22.72

2009	First Quarter	31.35	15.90
	Second Quarter	38.94	27.25
	Third Quarter	46.47	32.27
	Fourth Quarter	47.16	40.27

2010	First Quarter	45.02	37.70
	Second Quarter	47.81	36.61
	Third Quarter	41.64	35.63
	Fourth Quarter	42.67	36.96

2011	First Quarter	48.00	43.40
	Second Quarter	47.64	39.49
	Third Quarter	42.29	29.27
	Fourth Quarter	37.02	28.38

2012	First Quarter	46.27	34.91
	Second Quarter	46.13	31.00
	Third Quarter	41.57	33.90
	Fourth Quarter	44.53	39.29

2013	First Quarter	51.00	44.57
	Second Quarter	55.62	46.64
	Third Quarter	56.67	50.32
	Fourth Quarter	58.48	50.75

2014	First Quarter	61.07	54.31
	Second Quarter	60.67	53.31
	Third Quarter	61.63	55.56
	Fourth Quarter	63.15	55.08

2015	First Quarter	62.49	54.38
	Second Quarter (through April 10, 2015)	61.70	59.95

Accelerated Return Notes®	TS-11

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

Wells Fargo & Company

Wells Fargo & Company is a financial services company providing banking, insurance, investments, mortgage, leasing, credit cards, and consumer finance. The company operates through physical stores, the internet and other distribution channels across North America and elsewhere internationally. This Basket Stock trades on the NYSE under the symbol “WFC.” The company’s CIK number is 72971.

		High ($)	Low ($)
2008	First Quarter	34.01	25.48
	Second Quarter	31.49	23.75
	Third Quarter	39.80	20.51
	Fourth Quarter	36.70	21.76

2009	First Quarter	30.00	8.12
	Second Quarter	28.18	14.48
	Third Quarter	29.41	22.87
	Fourth Quarter	31.38	25.32

2010	First Quarter	31.22	26.43
	Second Quarter	33.88	25.60
	Third Quarter	28.57	23.25
	Fourth Quarter	31.31	23.59

2011	First Quarter	34.10	31.20
	Second Quarter	32.40	25.36
	Third Quarter	29.38	22.88
	Fourth Quarter	27.80	23.18

2012	First Quarter	34.47	28.43
	Second Quarter	34.51	30.05
	Third Quarter	36.13	32.85
	Fourth Quarter	35.97	31.43

2013	First Quarter	38.20	34.66
	Second Quarter	41.56	36.27
	Third Quarter	44.63	41.08
	Fourth Quarter	45.54	40.24

2014	First Quarter	49.74	44.23
	Second Quarter	52.98	47.71
	Third Quarter	53.36	49.70
	Fourth Quarter	55.71	47.85

2015	First Quarter	56.17	50.72
	Second Quarter (through April 10, 2015)	54.37	53.94

Accelerated Return Notes®	TS-12

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds” on page PS-15 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-13

Accelerated Return Notes®
Linked to a Basket of Three Financial Sector Stocks, due June , 2016

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Basket.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-33 of product supplement STOCK ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-14